                           OAK BROOK CAPITAL I, INC.

                               360 Thames Street
                          Newport, Rhode Island 02840


                             Information Statement
                           Pursuant To Section 14(f)
                    of the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

                                    *******

INTRODUCTION


This Information Statement is being mailed on or before August 2, 1999, to holders of record on June 26, 1999, of shares of Common Stock ("Common Stock") of Oak Brook Capital I, Inc., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

On August 2, 1999, the Company will sign a Plan of Merger Agreement (the "Plan") with AEI Environmental, Inc., a Delaware corporation ("AEI") whereby AEI shareholders will agree to receive one (1) share of newly issued common stock of the Company (the "Shares") for every one (1) share of AEI each respective AEI shareholder holds. The transaction with AEI will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction will result in a change in control of the Company because following its exchange of the Shares, AEI shareholders will own approximately 97.2% of the issued and outstanding Common Stock of the Company.

AEI is acquiring control of the Company in anticipation of operating as a
Section 12 fully reporting company, pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") AEI is an organization devoted to providing fully integrated environmental and operational control systems that address critical issues facing livestock growers. AEI focuses attention on cost effective solutions to improve a growers bottom line.

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The obligation of AEI to consummate the Plan and accompanying transactions is
subject to the satisfaction of certain conditions.   One such condition to the
obligations of AEI is that Mark T. Thatcher and Gerard Werner resign their positions as directors and officers of the Company at the time of closing under the Plan after taking any and all steps necessary to appoint certain persons designated by AEI to become directors of the Company.

DESIGNEES OF AEI

TO THE COMPANY'S BOARD OF DIRECTORS


The following table sets forth certain information with respect to the persons designated by AEI to be appointed to the Company's Board of Directors.


Name and                                 Beneficially
Address                      Age         Owned Shares

Ed McMillan                              5.37%
11578 Trail Ridge Place
Zionville, IN

Thomas F. Taft, Sr.                      7.64%
P.O. Box 1766
Greenville, NC

Mark Margason                            2.89%
105 E. First Street
Hinsdale, IL

Greg Ransdell                            4.81%
215 Bluegrass Road
Suite C, Franklin, KY

John T. Zick                             2.46%
708 E. Woodland Avenue
Hinsdale, IL

Robert Wagner                            4.54%
215 Bluegrass Road, Suite C
Franklin, KY


OFFICERS

The names, titles and address of the persons who, upon the effective date of the Plan, shall constitute the officers of Oak Brook, and who shall hold office, subject to the By-Laws, until the first meeting of directors following the next annual meeting of shareholders, are as follows:

Name               Title                       Address

Greg Ransdell      Chief Executive Officer     215 Bluegrass Road, Suite C
                                               Franklin, KY 42135

Mark Margason      Vice Chairman               105 E. First Street, Suite 101
                                               Hinsdale, IL 60521

Robert Wagner      Secretary;                  215 Bluegrass Road, Suite C
                   Treasurer                   Franklin, KY 42135


Biographical Information:

Greg Ransdell:

Mr. Ransdell, a co-founder of the company, was the General Manager of U.S. operations for Vall, Inc. the 25th largest swine grower in the United States. Mr. Ransdell is the past General Manager of Prestage Farms, a privately-held feed mill and swine integrator with 15,000 sows in Mississippi. Mr. Ransdell was a Director of Production Services for Choctaw Maid Farms, a vertically integrated poultry grower and processor of 2 million birds per week. Mr. Ransdell has served as Senior Vice President of Valley Grain Products of Kentucky, a manufacturer of corn-based products. Mr. Ransdell received a B.S. in Accounting from California State University. Mr. Ransdell is leading the day to day management of the Company and will have responsibility for its profitability.

Mark Margason:

Mr. Margason is a co-founder of the Company and has been an investment banker and commercial banker for 20 years with Mellon Bank and Citicorp North America. Mr. Margason was a Vice President of the Leveraged Capital business unit of Citicorp responsible for the defensive takeover strategy of Pillsbury, and the LBO of Kroger Foods. Mr. Margason has been involved as a Director and Chief Financial Officer of several venture capital companies raising equity for early stage high tech venture companies. Mr. Margason is a partner in MPI and MPI Venture Management Fund. Mr. Margason received a B.S. in Accounting and an M.B.A. in Finance from the University of Denver.


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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth as of June 26, 1999, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.


Name and Address                    Number of           Percent of
                                    Shares Owned        Class Owned
                                    Beneficially
Gerard Werner, Esq.(1)
C/O Law Offices of
Mark T. Thatcher
360 Thames Street
Newport, RI 02840                   552,600             45.00%

Mark T. Thatcher(1)
360 Thames Street
Newport, RI 02840                   552,600             45.00%

All directors and executive
officers as a group (2 persons)     1,105,200           90.00%


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Change in Control

Upon closing under the Plan, AEI shareholders will own 9,232,000 shares, representing approximately 97.0% of the Company's issued and outstanding Common Stock, and the current Oak Brook shareholders will own 268,000 shares, or 3.0% of the Company's issued and outstanding Common Stock. In addition, any currently outstanding Class A and Class B Warrants will be canceled. As a result, a change in control of the Company will have occurred.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:


Name                   Age         Positions Held and Tenure

Gerard Werner          28          Vice President and a Director
                                   since May, 1998

Mark T. Thatcher       34          President and Director
                                   since May, 1998


There are no family relationships between any of the directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 1999.


EXECUTIVE COMPENSATION

At inception of the Company, its Directors, Mark T. Thatcher and Gerard Werner each received 552,500 shares of Common Stock valued at $0.0038 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration.
Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

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It is possible that, after the Company successfully consummates the Plan with
AEI, that AEI may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to consummate the Plan outlined herein.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is no public market for OAK BROOK Common Stock. The OAK BROOK Common Sock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in OAK BROOK Common Stock will occur.

With respect to financial and other information relating to  OAK BROOK, Mark
T. Thatcher, P.C., whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, OAK BROOK will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, to be filed with the Commission. Any such requests should be directed to the President of OAK BROOK, address 360 Thames Street, Newport, RI 02840.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

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The Company maintains a mailing address at the office of its legal counsel, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future.


                                 *******

              THIS INFORMATION STATEMENT IS PROVIDED TO YOU
            FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                       PART IS SOUGHT OR REQUIRED.


July 15, 1999